SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZYMOGENETICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value per share

(Title of Class of Securities)

285512109

(CUSIP Number of Class of Securities (Underlying Common Stock))

James A. Johnson

Executive Vice President, Chief Financial Officer,

Secretary and Treasurer

ZymoGenetics, Inc.

1201 Eastlake Avenue East

Seattle, Washington 98102

Telephone: (206) 442-6600

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Stephen M. Graham, Esq.

Fenwick & West LLP

1191 Second Avenue, 10th Floor

Seattle, WA 98101

Telephone: (206) 389-4510

Facsimile: (206) 389-4511

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On October 20, 2009, ZymoGenetics, Inc. (the “Company”) filed a definitive proxy statement for a Special Meeting of Shareholders to be held on November 10, 2009, which contains a proposal submitted to the Company’s shareholders to approve a voluntary stock option exchange program for eligible employees, including executive officers (the “Option Exchange”). In connection with the Option Exchange, a set of Frequently Asked Questions or FAQs was distributed by Darren R. Hamby, the Company’s Senior Vice President, Human Resources & Corporate Services, via an email to employees dated October 30, 2009.

The Option Exchange has not yet commenced and will not commence unless the requisite shareholder approval is obtained at the Special Meeting of Shareholders to be held on November 10, 2009. Even if shareholder approval is obtained, the Company may still decide later not to implement the Option Exchange.

Upon commencement of the Option Exchange, the Company will provide employees eligible to participate with written materials explaining the precise terms of the Option Exchange. The Company will also file these written materials with the SEC as part of a Tender Offer Statement on Schedule TO. ELIGIBLE EMPLOYEES ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OPTION EXCHANGE. The written materials described above and other documents filed with the Securities and Exchange Commission (the “SEC”) may be obtained free of charge from the SEC’s website at www.sec.gov. In addition, employees eligible to participate in the Option Exchange may obtain free copies of documents filed with the SEC by contacting the Company’s investor relations department at its principal executive offices located at 1201 Eastlake Avenue East, Seattle, Washington 98102-3702, telephone number (206) 442-6000, or through the Company’s website at www.zymogenetics.com.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Frequently Asked Questions or FAQs distributed to all employees by Darren R. Hamby, the Company’s Senior Vice President, Human Resources & Corporate Services, via an email dated October 30, 2009.